SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH, D.C. 213 SECTION

SECl 06002842 ON
Washington, D.C. 20549

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SEC FILE NUMBER
8-51687

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DZ Financial Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017-1021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerhard Summerer — (212) 745-1600 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

750 3rd Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 1 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AFFIRMATION

I, Gerhard Summerer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DZ Financial Markets, LLC for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

G. [signature] 02/27/06

Signature Date

President

Title

Gail E. Pinto

Notary Public

GAIL E. PINTO
Notary Public, State of New York
No. 01PI6074568
Qualified in Orange County
Commission Expires May 20, 20 06

DZ Financial Markets, LLC

Table of Contents

** *For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5 (e)(3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Member of
DZ Financial Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of DZ Financial Markets, LLC (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of DZ Financial Markets, LLC at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 22, 2006

DZ Financial Markets, LLC

Statement Of Financial Condition
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 3,069,637
Furniture, equipment and leasehold Improvements, at cost, less accumulated Depreciation and amortization of $5,705	1,833
Other assets	980
Total assets	$ 3,072,450
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to parent and affiliate	$ 261,681
Accounts payable and accrued expenses	117,400
Total liabilities	379,081
Member's equity	2,693,369
Total liabilities and member's equity	$ 3,072,450

See notes to statement of financial condition.

Note 1. Nature of Business and Organization

DZ Financial Markets, LLC (the "Company"), is a wholly owned subsidiary of DZ Bank (the "Parent"), formerly DG Bank. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies which intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. The Company maintains a portion of its cash and cash equivalents at an affiliate, as discussed in Note 4. There were no cash payments for taxes and interest for the year ended December 31, 2005.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized on the straight-line method over the lesser of their lives or the remaining lease term.

The Company is a single member limited liability company ("LLC") that has elected to be a disregarded entity for Federal and State income tax purposes. As such, the results of operations are included on the income tax return of its Parent who is responsible for all income taxes.

Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of their business.

The Parent provides office space and certain administrative services to the Company. The related payables in the amount of $261,681 are recorded in "Payable to parent and affiliate" on the statement of financial condition.

The Company participates in a health plan with the Parent.

Cash balances of $33,352 included in cash and cash equivalents are on deposit with an affiliate at December 31, 2005.

Note 4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2005, the Company had net capital and excess net capital of $2,657,203 and $2,557,203 respectively. The ratio of aggregate indebtedness to net capital was approximately .14 to 1.